November 8, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler
Mr. Greg Belliston
Mr. Todd Sherman
Mr. Donald Abbott

Re:	NightHawk Radiology Holdings, Inc.

Registration Statement on Form S-1

Filed October 5, 2005

File No. 333-128820

Gentlemen:

On behalf of NightHawk Radiology Holdings, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated November 1, 2005, relating to the Company’s Registration Statement on Form S-1 (File No. 333-128820) filed with the Commission on October 5, 2005.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

In response to the Staff’s comments, the Company has included in the EDGAR version of Amendment No. 1 a proof of the graphical information that will be included as the inside front cover of the preliminary prospectus.

Securities and Exchange Commission

November 8, 2005

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing pricing-related information. The Company will, of course, file that amendment prior to circulating the preliminary prospectus.

3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Company acknowledges the Staff’s comment, and when the Company files a pre-effective amendment that includes the price range, the price range will be bona fide.

Prospectus Summary, page 1

4.	Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company’s business and strategy. Please revise the summary to discuss the difficulties you face and the obstacles you must overcome to accomplish each of the strategy objectives you list. The balancing disclosure you provide should be no less prominent than your positive disclosure and should appear under an appropriate heading.

The Company has revised the disclosure in accordance with the Staff’s comment.

5.	Please cite a third-party source for your statement that you “are the leading provider of nighttime and weekend, or off-hours, emergency radiology services to radiology groups and hospitals across the United States.” Also, explain the criteria used in determining you are the leading provider. For example, is it in terms of revenues, customer satisfaction, number of employees, etc.

In response to the Staff’s comment, the Company supplementally advises the staff that its statement that it is the leading provider of nighttime and weekend emergency teleradiology radiology services is based, in part, on the fact that it has spent the last four years building its global operations to provide its customers nighttime and weekend emergency teleradiology radiology services by using a model that permits interpretation of a radiological image by an appropriately licensed and credentialed radiologist during the radiologist’s normal waking hours. Prior to the significant development efforts of the Company, there was not a recognized field of off-hours emergency teleradiology services provided by third parties. Rather, these services were performed “in-house” by radiology groups or hospitals. The Company believes that its efforts have led to the establishment and development of this field in the past few years.

In response to the Staff’s comment, however, and acknowledging that there is no third-party research to which the Company can cite, the Company has revised its disclosure on page 1 and throughout Amendment No. 1 to state that “We believe that we are the leading provider of nighttime and weekend, or off-hours, emergency radiology services to radiology groups and hospitals across the United States.”

6.	Please define “computed tomography procedures,” which appears in the third paragraph of the “Our Business” discussion.

The Company has revised the disclosure in accordance with the Staff’s comment.

Securities and Exchange Commission

November 8, 2005

Summary Consolidated Financial and Operating Data, page 5

7.	We note your presentation of Non-GAAP adjusted consolidated statement of operations financial data. Please revise your filing to remove all references to this measure or provide all of the disclosures required by Item 10(e) of Regulation S-K. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

The Company has revised the disclosure in accordance with the Staff’s comment.

Risk Factors

The market in which we participate is competitive and we expect competition to increase in the future, which will make it more difficult for us to sell our services and may result in pricing pressure, reduced revenues and reduced market share, page 8

8.	Please identify your principal competitors.

The Company notes that Item 101(c)(x) of Regulation S-K generally requires identification of competitors only if the registrant knows or has reason to know that one or a small number of competitors is dominant in the industry. Consistent with the Company’s response to Staff Comment 5, the Company believes that it is the leader in the field of off-hours emergency teleradiology services and that no other participant or group of participants in the field can fairly be characterized as dominant. Accordingly, the Company respectfully submits to the Staff that the risk factor as currently drafted provides the most meaningful disclosure to potential investors. To identify one or two companies could be misleading to potential investors, as it is difficult to say with any certainty which of a variety of possible companies is or will be the Company’s main competitor or competitors.

If our arrangements with our physicians or our customers are found to violate state laws prohibiting the corporate practice of medicine or fee-splitting, our business, financial condition and our ability to operate in those states could be adversely impacted, page 8

9.	Please disclose whether any regulatory body has notified you of their belief that your arrangements violate state law.

The Company has revised this risk factor in accordance with the Staff’s comment.

We have been subject to medical liability claims and may become subject to additional claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance, page 9

10.	Please disclose the aggregate amount of damages alleged for the five medical liability claims you currently have.

In response to the Staff’s comment, the Company supplementally advises the Staff that the amount of damages, if any, associated with the five medical liability claims currently asserted against the Company is not currently determinable due to the fact that discussions with the claimants are in very early stages and have not yet progressed to the stage at which damages for liability is appropriately discussed. Accordingly, the Company respectfully submits to the Staff that the risk factor as currently drafted provides the most meaningful disclosure to potential investors.

Securities and Exchange Commission

November 8, 2005

We have significant international operations, which expose us to economic, regulatory and other risks, page 11

11.	Please discuss each of the bullet point items in separate risk factors.

The Company has revised this risk factor to provide more meaningful disclosure for those items that are not covered in other risk factors.

The Company respectfully submits to the Staff that the risks associated with the first bullet point, “difficulties in managing our remote facilities,” are meaningfully disclosed in the risk factors entitled “Our growth and our transition to a publicly-traded company could strain our personnel, management and infrastructure resources, which may harm our business”, “We are exposed to foreign currency exchange risks, which could harm our business and operating results” and “Interruptions or delays in our information systems or in our network or related services provided by third-party suppliers could impair the delivery of our services and harm our business.”

The Company respectfully submits to the Staff that the risks associated with the second bullet point, “potentially adverse tax consequences” have been expanded and are also meaningfully disclosed in the risk factor entitled “If our affiliated radiologists are characterized as employees, we would be subject to employment and withholding liabilities and may be subject to the prohibitions against the corporate practice of medicine.”

The Company respectfully submits to the Staff that the risks associated with the third bullet point, “management, staffing, legal and other costs of operating an enterprise spread over various countries,” are meaningfully disclosed in the risk factors entitled “Our growth strategy depends on our ability to recruit and retain qualified radiologists and other skilled personnel. If we are unable to do so, our future growth would be limited and our business and operating results would be harmed” and “Our growth and our transition to a publicly-traded company could strain our personnel, management and infrastructure resources, which may harm our business.”

The Company respectfully submits to the Staff that the risks associated with the fourth bullet point, “fluctuations in the exchange rate of the U.S. dollar and foreign currencies” are meaningfully disclosed in the risk factor entitled “We are exposed to foreign currency exchange risks, which could harm our business and operating results,” which the Company has expanded in response to Staff Comment 12.

The Company respectfully submits to the Staff that the risks associated with the fifth bullet point, “the burdens of complying with a variety of foreign laws and other government controls, such as employment restrictions” are meaningfully disclosed in the risk factors entitled “We may be unable to enforce our non-compete agreements with our affiliated radiologists” and “Our growth strategy depends on our ability to recruit and retain qualified radiologists and other skilled personnel. If we are unable to do so, our future growth would be limited and our business and operating results would be harmed.”

The Company, however, respectfully submits to the Staff that creating a separate risk factor for each of the bullet point items would be confusing and repetitive because each bullet point item, to the extent not revised, is meaningfully addressed in an existing risk factor.

Securities and Exchange Commission

November 8, 2005

We are exposed to foreign currency exchange risks, which could harm our business and operating results, page 11

12.	Please state the high and low exchange rates over the past two years between the U.S. dollar and both the Swiss franc and the Australian dollar.

The Company has revised the risk factor in accordance with the Staff’s comment.

Interruptions or delays in our information systems or in network or related services provided by third-party suppliers could impair the delivery of our services and harm our business, page 12

13.	Please discuss any material difficulties you have had in the past with information systems.

In response to the Staff’s comment, the Company supplementally advises the Staff that it has not in the past had any material difficulties or interruptions in service associated with the performance or nonperformance of its information technology infrastructure. Accordingly, the Company respectfully submits to the Staff that the risk factor as currently drafted provides the most meaningful disclosure to potential investors.

We will incur increased costs as a result of being a public company, which may adversely affect our operating results, page 13

14.	As currently worded, this risk factor could apply to any issuer. If you keep this risk factor in your document, please revise it so it is more specific to your situation.

The Company has revised the risk factor in accordance with the Staff’s comment.

Any failure to protect our intellectual property rights in our proprietary workflow technology could impair its value and our competitive advantage, page 13

15.	To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party’s belief that you are infringing on their intellectual property, please disclose the situation and potential consequences in either this risk factor or the risk factor that follows it, as applicable.

In response to the Staff’s comment, the Company supplementally advises the Staff that it recently learned of a potential infringement of the Company’s registered “DayHawk” trademark. In response, the Company sent a cease and desist letter to the infringing party and the infringement was discontinued. The Company does not consider such infringement as having had a material adverse effect on its competitive advantage. Other than that instance, the Company is not aware that any of its intellectual property is being infringed. Accordingly, the Company respectfully submits to the Staff that the risk factor as currently drafted provides the most meaningful disclosure to potential investors.

Securities and Exchange Commission

November 8, 2005

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, page 14

16.	We note that “[t]he loss of Dr. Berger or other key personnel could have a material adverse effect on [your] business.” Please identify the “other key personnel,” and state whether you have written employment contracts with these individuals.

In response to the Staff’s comment, the Company has revised the risk factor to include Christopher R. Huber and Jon D. Berger as executives whose loss could have a material adverse effect on the business, financial condition, results of operations and the trading price of the Company’s common stock. The Company supplementally advises the Staff that neither of such named executive officers has an employment agreement with the Company. As required by Item 601 of Regulation S-K, employment offer letters between each of the named executives and the Company have been filed as Exhibits 10.7 and 10.8 to the Registration Statement, respectively.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results, page 14

17.	Please discuss any material difficulties you have experienced in the past with integrating companies you have acquired.

In response to the Staff’s comment, the Company supplementally advises the Staff that it has not experienced any material difficulties in integrating the companies it has acquired. Accordingly, the Company respectfully submits to the Staff that the existing risk factor as currently drafted provides the most meaningful disclosure to potential investors.

We have recently had to improve our internal accounting systems and controls, and if we fail to make continued improvements, our business may suffer, page 15

18.	This risk factor appears very similar to the one that follows it. Please combine the two risk factors and eliminate any repetitive or unnecessary text, or revise the two risk factors so it is clear they are discussing distinct risks.

The Company has combined the risk factors in accordance with the Staff’s comment.

19.	Please identify and discuss in more detail the material weaknesses in your internal controls. Also, disclose that a material weakness in internal controls both prevents management from concluding the internal controls are effective and impairs the company’s ability to prevent material misstatements in the financial statements.

In response to the Staff’s comment, the Company has revised the disclosure in the risk factor. In addition, the Company supplementally advises the Staff that the Company’s auditors noted a lack of sufficient and competent financial reporting personnel. This weakness did not establish an environment that resulted in effective internal control over financial reporting and the generation of reliable financial statements. As a result of this environment, the Company’s auditors noted numerous accounting and reporting errors that negatively impacted the Company’s ability to provide timely and accurate financial statements.

Securities and Exchange Commission

November 8, 2005

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering, page 18

20.	Please revise this risk factor to explain that investors who purchase shares will contribute % of the total amount to fund the company but will own only % of the outstanding share capital and % of the voting rights.

The Company has revised the risk factor in accordance with the Staff’s comment.

Use of Proceeds, page 21

21.	We note the statement, “Except as described elsewhere in this prospectus, we have no current agreements or commitments with respect to any material acquisitions.” Please identify the acquisitions “described elsewhere in this prospectus,” and provide the information required by Instruction 6 to Item 504 of Regulation S-K. If you do not currently have any specific acquisition plans, revise the disclosure so that fact is clear.

The Company has revised the disclosure in accordance with the Staff’s comment.

Capitalization, page 22

22.	Please exclude, from the “pro forma” column, the effect of the conversion of the preferred stock and the termination of the redemption rights upon the completion of the offering. Please include these items only in the “pro forma as adjusted” column to show the distinction between events that have occurred, such as the special distribution to the holders of your common and redeemable preferred stock in September 2005, from those that are contingent on the offering. Please revise your disclosures in other sections of the filing, accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 23 and throughout Amendment No. 1 to eliminate the effects of the conversion of the preferred stock and the associated termination of the redemption rights upon completion of the offering from the “pro forma” column. The effects of such items are now included in the “pro forma as adjusted” column.

Dilution, page 24

23.	Base your dilution disclosures on the historical net tangible book value as of the most recent balance sheet date. Please revise your disclosures to present line items for historical tangible book value per share and the amounts attributable to pro forma adjustments to arrive at pro forma tangible book value per share.

In response to the Staff’s comment, the Company has revised its disclosure on page 25 of Amendment No. 1 to present line items for historical tangible book value per share and the amounts attributable to pro forma adjustments to arrive at pro forma tangible book value per share.

Unaudited Pro Forma Condensed Combined Financial Data, page 26

24.

Please revise the second introductory paragraph to clarify that the unaudited pro forma condensed combined balance sheet data is to give effect to the ATN acquisition as if it was consummated as of the

Securities and Exchange Commission

November 8, 2005

June 30, 2005, the latest balance sheet included in the filing. This comment also applies to the ATN pro forma financial information disclosures starting on page F-55.

In response to the Staff’s comment, the Company notes that the financial and operational information disclosed in the Registration Statement as of June 30, 2005 will no longer be effective for purposes of Regulation S-X as of November 12, 2005. In anticipation of this, the Company is in the process of preparing its financial and operational data as of September 30, 2005, which the Company intends to file in a subsequent amendment to the Registration Statement. At that time, the Company will have completed its purchase accounting related to the acquisition of ATN and will present a condensed combined balance sheet as of September 30, 2005 which will reflect the acquisition of ATN. Accordingly, because the Company will not, in accordance with Article 11 of Regulation S-X, be presenting pro forma condensed balance sheet data as part of the Registration Statement, and as discussed between Mr. Paul Cartee, the company’s General Counsel and Mr. Todd Sherman, the Company hereby respectfully defers its response to Staff Comment 24.

Unaudited Pro Forma Condensed Combined Balance Sheet Data, page 27

25.	Please provide in a note to the pro forma financial information a schedule disclosing the calculation of the purchase price of ATN, including the value assigned to the shares issued and the basis for determining that value. This comment also applies to the ATN pro forma financial information disclosures starting on page F-55.

In response to the Staff’s comment, the Company notes that the financial and operational information disclosed in the Registration Statement as of June 30, 2005 will no longer be effective for purposes of Regulation S-X as of November 12, 2005. In anticipation of this, the Company is in the process of preparing its financial and operational data as of September 30, 2005, which the Company intends to file in a subsequent amendment to the Registration Statement. At that time, the Company will have completed its purchase accounting related to the acquisition of ATN and will present a condensed combined balance sheet as of September 30, 2005 which will reflect the acquisition of ATN. Accordingly, because the Company will not, in accordance with Article 11 of Regulation S-X, be presenting pro forma condensed balance sheet data as part of the Registration Statement, and as discussed between Mr. Paul Cartee, the Company’s General Counsel and Mr. Todd Sherman, the Company hereby respectfully defers its response to Staff Comment 25.

26.	We note that pro forma adjustments (1), (2), and (9) are based on preliminary estimates. Please state, if true, that in management’s opinion the preliminary purchase price and allocation of cost is not expected to materially differ from the final amounts; otherwise, present additional pro forma information to give effect to the range of possible results. Refer to Rule 1 l-02(b)(8) of Regulation S-X. This comment also applies to the ATN pro forma financial information disclosures starting on page F-55.

In response to the Staff’s comment, the Company notes that the financial and operational information disclosed in the Registration Statement as of June 30, 2005 will no longer be effective for purposes of Regulation S-X as of November 12, 2005. In anticipation of this, the Company is in the process of preparing its financial and operational data as of September 30, 2005, which the Company intends to file in a subsequent amendment to the Registration Statement. At that time, the Company will have completed its purchase accounting related to the acquisition of ATN and will present a condensed combined balance sheet as of September 30, 2005 which will reflect the acquisition of ATN. Accordingly, because the Company will not, in accordance with Article 11 of Regulation S-X, be presenting pro forma condensed balance sheet data as part of the Registration Statement, and as discussed between Mr. Paul Cartee, the company’s General Counsel and Mr. Todd Sherman, the Company hereby respectfully defers its response to Staff Comment 26.

Securities and Exchange Commission

November 8, 2005

27.	It appears that the reversal of a portion of the basis differences for the period January 1, 2004 through June 30,2005 in pro forma adjustment (2) is not appropriate since the purpose of a pro forma balance sheet is to present the effect of the acquisition as if it was consummated on the latest balance sheet date. Please remove this reversal or tell us why this adjustment is appropriate. This comment also applies to the ATN pro forma financial information disclosures starting on page F-55.

In response to the Staff’s comment, the Company notes that the financial and operational information disclosed in the Registration Statement as of June 30, 2005 will no longer be effective for purposes of Regulation S-X as of November 12, 2005. In anticipation of this, the Company is in the process of preparing its financial and operational data as of September 30, 2005, which the Company intends to file in a subsequent amendment to the Registration Statement. At that time, the Company will have completed its purchase accounting related to the acquisition of ATN and will present a condensed combined balance sheet as of September 30, 2005 which will reflect the acquisition of ATN. Accordingly, because the Company will not, in accordance with Article 11 of Regulation S-X, be presenting pro forma condensed balance sheet data as part of the Registration Statement, and as discussed between Mr. Paul Cartee, the company’s General Counsel and Mr. Todd Sherman, the Company hereby respectfully defers its response to Staff Comment 27.

28.	It appears that pro forma adjustment (3) should reduce additional paid-in capital to zero before adjusting retained (deficit). Please revise this pro forma adjustment or explain to us your basis for this pro forma adjustment.

In response to the Staff’s comment, the Company notes that the financial and operational information disclosed in the Registration Statement as of June 30, 2005 will no longer be effective for purposes of Regulation S-X as of November 12, 2005. In anticipation of this, the Company is in the process of preparing its financial and operational data as of September 30, 2005, which the Company intends to file in a subsequent amendment to the Registration Statement. At that time, the Company will have completed its purchase accounting related to the acquisition of ATN and will present a condensed combined balance sheet as of September 30, 2005 which will reflect the acquisition of ATN. Accordingly, because the Company will not, in accordance with Article 11 of Regulation S-X, be presenting pro forma condensed balance sheet data as part of the Registration Statement, and as discussed between Mr. Paul Cartee, the company’s General Counsel and Mr. Todd Sherman, the Company hereby respectfully defers its response to Staff Comment 28.

29.	It appears that pro forma adjustments (4) and (5) are related to the completion of the offering. As such, these pro forma adjustments would be more appropriately classified as adjustments related to the offering.

In response to the Staff’s comment, the Company notes that the financial and operational information disclosed in the Registration Statement as of June 30, 2005 will no longer be effective for purposes of Regulation S-X as of November 12, 2005. In anticipation of this, the Company is in the process of preparing its financial and operational data as of September 30, 2005, which the Company intends to file in a subsequent amendment to the Registration Statement. At that time, the Company will have completed its purchase accounting related to the acquisition of ATN and will present a condensed combined balance sheet as of September 30, 2005 which will reflect the acquisition of ATN. Accordingly, because the Company will not, in accordance with Article 11 of Regulation S-X, be presenting pro forma condensed balance sheet data as part of the Registration Statement, and as discussed between Mr. Paul Cartee, the company’s General Counsel and Mr. Todd Sherman, the Company hereby respectfully defers its response to Staff Comment 29.

Securities and Exchange Commission

November 8, 2005

Unaudited Pro Forma Condensed Combined Statements of Operations, page 28

30.	Please revise the pro forma statements of operations for the year ended December 31, 2004 to provide a separate historical statement of operation column for each acquired company.

In response to the Staff’s comment, the Company has revised its disclosure on page 29 of Amendment No. 1 to provide a separate historical statements of operations column for each of DayHawk Radiology Services, LLC and American Teleradiology Nighthawks, Inc.

31.	Please expand your pro forma footnotes to disclose the basis for each adjustment and how the adjustment was computed. For example, please expand pro forma adjustment (6) to disclose the amortization periods of significant intangible assets acquired to clarify how the pro forma amortization amounts were computed. Please revise the remaining pro forma adjustments, as appropriate. This comment also applies to the ATN pro forma financial information disclosures starting on page F-55.

In response to the Staff’s comment, the Company has expanded the pro forma footnotes on page 30 of Amendment No. 1 related to the Company’s pro forma statements of operations data presented on page 29 of Amendment No. 1. In addition, the Company has revised its disclosures regarding the ATN pro forma financial information starting on page F-55. However, as noted above in response to the Staff’s Comments 24 through 29, the Company is currently in the process of preparing its financial and operational data as of September 30, 2005. The Company intends to file this updated financial and operational data in a subsequent amendment to the Registration Statement. At that time, the Company will have completed its purchase accounting related to the acquisition of ATN and will present a condensed combined balance sheet as of September 30, 2005 which will reflect the acquisition of ATN. Accordingly, because the Company will not, in accordance with Article 11 of Regulation S-X, be presenting pro forma condensed balance sheet data as part of the Registration Statement, and as discussed between Mr. Paul Cartee, the Company’s General Counsel, and Mr. Todd Sherman, the Company hereby respectfully defers its response to the Staff’s request for the revisions contemplated in Comment 31.

32.	In addition to historical earnings per share data, please disclose pro forma per share data to give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn by the special distributions. Please refer to SAB Topic 1 .B.3. Please include footnote disclosure to clarify how the adjustments to weighted averages of common shares outstanding are computed.

In response to the Staff’s comment, the Company will add the requested disclosure in the amendment to the Registration Statement that includes pricing-related information.

Selected Consolidated Financial Data, page 30

33.	Please disclose that Nighthawk Radiology Services, LLC was founded in August 2001 to clarify that 2001 is not a full fiscal year.

The Company has added the disclosure in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Acquisition, page 32

34.	Please explain how you valuated ATN and your company’s stock to determine the consideration was an appropriate amount to pay for ATN.

In response to the Staff’s comment, the Company supplementally advises the Staff that, in connection with its acquisition of ATN, the Company engaged an investment banking advisor to conduct a valuation analysis of

Securities and Exchange Commission

November 8, 2005

ATN and a valuation of the Company based upon their respective financial performance and projections. In addition to its valuation analysis, the Company’s investment banking advisor aided the Company in its creation of the appropriate acquisition structure, which is primarily based upon the future financial performance of ATN.

35.	Please state how many additional shares of your stock you may issue in connection with the second and third bullet points on page 33.

In response to the Staff’s comment, the Company supplementally advises the Staff that the number of additional shares of common stock, if any, that may be issued in connection with the Company’s acquisition of ATN is not currently determinable. The consideration to be paid is calculated pursuant to an earnout formula based on future revenue and EBITDA and which does not contain any minimum or maximum limitations with respect to the number of shares to be issued. The Company has revised the disclosure accordingly.

Critical Accounting Policies, page 33

Estimates, page 35

36.	Please expand your disclosures to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Consistent with Section V of Financial Reporting Release No. 72, please include the following disclosures:

•	Include an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

•	Specifically address why your accounting estimates or assumptions bear the risk of change.

•	Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

•	Analyze the estimate or assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

The Company has revised the disclosure in accordance with the Staff’s comment.

Results of Operations, page 41

Comparison of Six Months Ended June 30, 2004 and June 30, 2005, page 41

Service Revenue, page 41

37.	We note the increase in service revenue was a result of several factors. Please quantify the amount of change due to each factor. Please refer to Rule 303(a)(3)(iii) of Regulation S-K and FRC Section 501.04. Please revise your discussion of changes in other statement of operations line items and your results of operations discussion for the three years ended December 31, 2004, as appropriate.

In response to the Staff’s comment, the Company respectfully submits that, during the periods described, the Company did not have an information management system that permitted it to accurately calculate increases in revenue attributable to each of the identified factors. Accordingly, in order to provide the requested disclosure, the Company would be required to estimate the amount of change due to each factor. Any such estimate would be imprecise and could be inaccurate.

Securities and Exchange Commission

November 8, 2005

The Company therefore respectfully submits to the Staff that the current disclosure provides the most meaningful information to potential investors.

In addition, in response to the Staff’s comment regarding other statement of operations line items, the Company supplementally advises the Staff that, in its preparation of its Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company has sought to provide an analysis of the Company’s business as seen through the eyes of the Company’s senior management. To accomplish this, the Company sought to provide readers all of the information the Company determined would be necessary for a reader to understand the Company’s financial condition, changes in financial condition and results of operations. In so doing, the Company attempted to provide a narrative description of the context within which our financial information should be analyzed by a reader and provide sufficient information so that investors can ascertain the factors that affected our past financial performance.

Quantitative and Qualitative Disclosures About Market Risk, page 54

38.	It appears that your long-term debt is subject to interest rate risk. Please provide the disclosures required by Rule 305 of Regulation S-K or disclose why your debt is not subject to material interest rate risk.

In response to the Staff’s comment, the Company supplementally advises the Staff that, as soon as practicable following the completion of the offering, the Company intends to repay all existing indebtedness under its credit facility with Comerica Bank. Accordingly, the Company has determined that its debt is not subject to material interest rate risk. The Company has revised the disclosure accordingly.

Business

Overview, page 55

39.	The last paragraph of this section discusses primary and preliminary reads and states third-party payors or patients pay only for primary reads provided by your customers.

•	How many reads are done for one typical patient, and over what period of time?

•	Why is more than one read necessary?

•	How do primary and preliminary reads differ, other than the fact that the primary read is last?

In response to the Staff’s comment, the Company supplementally advises the Staff that a preliminary read has a very specific purpose in the course of patient management that differs from the purpose of the primary read. A preliminary read is typically only performed during off-hours periods and is used by a treating physician to determine whether any immediate action is required in response to the symptoms being presented by a patient, whereas a primary read is intended to be a more exhaustive analysis of the radiological images. In circumstances where a radiology group or hospital does not use a service similar to that provided by the Company, the doctor in the radiology group or hospital that is on call on a particular night or weekend performs the preliminary read. The next morning, that same radiologist (or, in some cases, another radiologist from the group or hospital) performs the primary read. In either case, only the primary read is billed to the patient or third-party payor.

Pursue strategic acquisitions, page 61

40.	We note from footnote 1 in ATN’s financial statements, which is on page F-50 of your document, that ATN operates 365 days per year, 24 hours per day. We further note you have not integrated ATN into your operations. Please state whether you intend to integrate it. Also, please discuss how ATN’s operating hours fit into your general strategy of hiring radiologists in other parts of the world so they can work local daytime hours. State whether you plan to change ATN’s operating hours when you integrate it.

The Company has revised the disclosure in accordance with the Staff’s comment. We supplementally advise the Staff that the ATN acquisition is consistent with the Company’s stated strategy of expanding its service offering, including expanding its hours of coverage. We further supplementally advise the Staff that, because the Company has not completed the process of identifying which of the Company’s operational procedures and efficiencies will integrate best with those of ATN, no decision has been made as to whether the Company will change ATN’s operating hours.

Securities and Exchange Commission

November 8, 2005

Affiliated radiologists, page 61

41.	Please expand the discussion to clarify whether you hire radiologists in the United States and relocate them to your foreign facilities, or do you seek out U.S. licensed radiologists who are already located near your foreign facilities?

The Company has revised the disclosure in accordance with the Staff’s comment.

Competition, page 64

42.	Please identify any competitors that are dominant in your industry.

Consistent with the Company’s response to Staff Comment 5, the Company believes it is the leader in the field of off-hours emergency teleradiology services and that no other participant or group of participants in the field can fairly be characterized as dominant. Accordingly, the Company respectfully requests that it be permitted to leave the existing disclosure unchanged.

Medicare and Medicaid reimbursement programs, page 65

43.	Based on the discussion under “The current approach to off-hours radiology,” it appears that you offer a one read solution, instead of requiring a primary interpretation the following day by the same or different radiologist to confirm an overnight analysis. If the reads by your affiliated radiologists are the primary reads, and such services are not reimbursable if performed from a location outside the United States, for what services are you paid by your customer radiology groups and hospitals? Do your customers seek Medicare and Medicaid reimbursement for the services performed by your affiliated radiologists or do you limit your affiliated radiologists services to non-Medicare and non-Medicaid patients?

The Company supplementally confirms to the Staff that currently all reads performed by the Company’s affiliated radiologists are preliminary reads. As such, the Company does not bill the patient or any third-party payor for the services it provides. The Company is paid for the preliminary read by its radiology group or hospital customers, but no reimbursement is sought from the patient or third-party payors. Accordingly, the Company is not limited to providing reads to non-Medicare and non-Medicaid patients.

Employees and Independent Contractors, page 67

44.	We note that as of June 30, 2005 you had 130 full-time equivalent employees. Please explain what an equivalent employee is. Note that Item 101(c)(xiii) requires disclosure of the number of persons the company employs.

The Company has revised the disclosure in accordance with the Staff’s comment.

Securities and Exchange Commission

November 8, 2005

Management

Employment Agreements, page 73

45.	Please state the term of the three employment agreements discussed in this section.

In response to the Staff’s comment, the Company has revised its disclosure on page 74 of Amendment No. 1 to clarify that the employment arrangements discussed therein are “at-will” employment arrangements.

Certain Relationships and Related Party Transactions, page 78

46.	Please file as exhibits the August 2002 agreement with Michael Cooney and the November 2004 agreement with the Regents of the University of California.

The Company notes that Michael Cooney is not a director or officer of the Company, nor required to be identified in the Registration Statement pursuant to Items 403 or 507 of Regulation S-K. As a result, the Company respectfully submits that it is not required to file Dr. Cooney’s agreement pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed with Amendment No. 1 its agreement with the Regents of the University of California as Exhibit 10.21.

Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock, page 89

47.	Please delete the word “certain” from the first sentence of this section. It may give investors the impression that some material tax considerations are omitted.

The Company has revised the disclosure in accordance with the Staff’s comment.

Directed Share Program, page 94

48.	We note you intend to include a directed share offering as part of your public offering. Please provide us with any material you have sent or intend to send to potential purchasers, such as a “friends and family letter.” Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriter. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

The Company has requested that the underwriters reserve a portion of the shares to be offered for sale in a directed share program (“DSP”). The Company will establish the aggregate number of shares reserved for the DSP, will specify the potential recipients of the directed shares, and will allocate the directed shares among the actual recipients. The Company has selected Morgan Stanley to administer its DSP. The mechanics of the program are outlined below.

The Company will choose the potential recipients of the directed shares from its directors, officers, employees, business associates and other related persons. The Company will provide the names, addresses and e-mail addresses of the potential recipients, as well as initial allocation amounts, to Morgan Stanley. Once a

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November 8, 2005

preliminary prospectus is available, Morgan Stanley will send an e-mail about the DSP to potential recipients. The e-mail will contain a link to the Morgan Stanley DSP website, where a copy of the preliminary prospectus can be accessed. For certain individuals (e.g., individuals who do not have access to the Internet), Morgan Stanley will mail a copy of the preliminary prospectus together with materials relating to the DSP to each potential recipient. The DSP website and materials will include identical participation instructions, an indication of interest form and forms for opening a brokerage account with Morgan Stanley. To comply with Rule 134(b)(1), the DSP website and materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. In addition, in accordance with Rule 134(d), the materials will contain a statement that indications of interest made under the program create no obligation.

Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes. Morgan Stanley will use the information as its basis for evaluating the suitability of the proposed investment and application of Rule 2790 of the National Association of Securities Dealers. The indication of interest form also includes a lock-up agreement that covers any shares to be issued under the program.

All prospective recipients will be required to purchase shares through a Morgan Stanley account. Individuals who do not have an account with Morgan Stanley will be required to open an account based on the information provided on the subscription documents.

The deadline for expressing an indication of interest and opening an account will be three to four days prior to pricing. Once the deadline expires, Morgan Stanley will provide the Company with the list of individuals who have completed the forms for participating in the DSP, who have opened accounts and who otherwise appear to be eligible to purchase shares under the DSP. The Company will then review this list and determine the actual allocation of shares among these prospective recipients.

Once the offering has been priced and the registration statement relating to the offering has been declared effective, Morgan Stanley will contact each prospective recipient (either orally or electronically) who has been approved by the Company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the directed share program. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the sale will be confirmed with the individual, either orally or electronically, and Morgan Stanley will mail a written confirmation of the purchase accompanied by a final prospectus.

The directed share program is a part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the DSP and the process described above, the procedures for the DSP are substantially the same as the procedures that Morgan Stanley will use to offer securities to the general public.

As requested, the Company has enclosed supplementally as Exhibit A examples of the materials that will be distributed to potential recipients of directed shares. To date, no materials have been sent to potential participants in the DSP, and Morgan Stanley will not make the materials described in the second paragraph of this response available to potential DSP participants until such time as a preliminary prospectus is available.

49.	Please disclose whether the shares purchased in the directed share program will be subject to lock-up agreements. If they will be, please briefly describe the terms of the lock-up agreements.

In response to the Staff’s comment, the Company has revised its disclosure on Page 96 of Amendment No. 1.

Securities and Exchange Commission

November 8, 2005

NightHawk Radiology Holdings Inc. and Subsidiaries Financial Statements

Audited Consolidated Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-8

Note 1. The Company, page F-8

Recapitalization, page F-8

50.	Please disclose, and explain to us, why the transactions collectively have been accounted for as a recapitalization and no change in control of the Company occurred as a result of these transactions. Please tell how the recapitalization entries to Stockholders’ Equity (Deficit) were computed. Please cite authoritative accounting literature to support your accounting.

In response to the Staff’s comment, the Company has revised its disclosure on page F-9 to clarify why the transaction described therein were accounted for as a recapitalization.

In addition, the Company supplementally advises the Staff that management analyzed the transactions utilizing the guidance of SFAS No. 141, focusing on the intent/substance of the transaction.

The Company was originally established as a limited liability company in August 2001. Members of the Company consisted of Paul Berger - CEO, Jon Berger - COO, Chris Huber - CFO (collectively, “Management”) and Radiology Associates of Northern Idaho (“RANI”). There were no voting agreements among any of the members. On March 31, 2004, NightHawk Radiology Holdings, Inc. (“Holdings”) was formed as a subchapter “C” corporation by Management and investors from Summit Partners L.P. (“Summit”). In connection with the formation of Holdings, RANI’s ownership interest in the Company was purchased. Upon formation of Holdings, Summit contributed $13,000,000 in cash to Holdings in return for 8,125,000 shares of redeemable, convertible preferred stock. In addition, Summit entered into a subordinated debt transaction with the Company, pursuant to six separate promissory notes, totaling $12,000,000. Also on March 31, 2004, Management contributed 34% ownership in the limited liability company to Holdings in return for 20,892,857 shares of common stock. Holdings acquired the stock of RANI (the only assets held by RANI were membership units of the Company). In effect, the purchase increased Management’s percent of financial ownership from 34% to 72% while the remaining 28% was purchased by Summit.

1)	Intent of transaction – The intent of this transaction was to allow Summit to fund the purchase by the Company of all of the outstanding membership units held by RANI, an outside member of the limited liability company (the “Outside Member”).

2)	SFAS 141 p9 states “For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.”

a.

SFAS 141 paragraph B115 states “…control is provided by means of the acquiring enterprise’s ability to direct the policies and management of the acquired entity.” Executive management did not change as a result of the transaction. Although Summit, through its investment, acquired certain contractual rights, the Company concluded (after

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November 8, 2005

reviewing the accounting guidance, including EITF 88-16) these rights meet the definition of protective rights rather than participating rights. In addition, these rights appear “ordinary course” as they address certain transactions related to additional debt, equity issuance/offerings, sale/acquisition of assets, use of proceeds and mergers.

b.	SFAS 141 paragraph 17 does not specifically address control, but lists several criteria that can be used to identify who has control of an entity. Management evaluated the following factors:

i.	Relative voting rights of combined entity – “all else being equal, the controlling entity is the combining entity whose owners, as a group, retained or received the larger portion of the voting rights in the combined entity.” None of the shareholders were able to exercise more than 50% voting rights before or after the transaction. Based on management’s analysis, there have never been any voting agreements among any of the members of the limited liability company or shareholders of Holdings with respect to the day-to-day operations of the Company.

ii.	Composition of governing body – the “controlling entity is the combining entity whose owners or governing body have the ability to elect or appoint a voting majority of the governing body of the combined entity.” The limited liability company had five members of its governing body – including the Management members and two representatives from the Outside Member. Subsequent to the transaction, Management maintained its three Board positions, a representative from Summit Partners replaced one of the representatives of the Outside Member and an independent director seat was created to replace the second representative of the Outside Member. Consequently, in terms of the composition of its governing body, Management concluded that no change in control event occurred.

iii.	Composition of senior management of the Company – “the controlling entity is the combining entity whose senior management dominates that of the combined entity.” The Company concluded that, both prior to and subsequent to the transaction, senior management remained the same.

Based upon its analysis of the accounting literature as described above, the Company determined that a substantive change in control did not occur as a result of these transactions. Consequently, the Company concluded that recapitalization accounting treatment was appropriate. Consistent with this conclusion, Summit’s purchase of RANI’s ownership interest was treated as a treasury stock transaction.

Note 3. Acquisition, page F-13

51.	Please expand your disclosures to describe the factors that contributed to a purchase price that resulted in the recognition of goodwill, the value assigned to the common shares issued and the basis for determining the value of the shares. Please refer to paragraph 51 SFAS 141.

In response to the Staff’s comment, the Company has revised its disclosure on page F-13.

Securities and Exchange Commission

November 8, 2005

Note 9. Employee Benefits and Stock Plans, page F-17

52.	We note that you have not disclosed an estimated offering price. We are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since October 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:

•	The date of the transaction,

•	The number of options granted or shares issued,

•	The exercise price or per share amount paid,

•	Management’s fair market value per share estimate and how the estimate was made,

•	An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one-for-one conversion ratio,

•	The identity of the recipient, indicating if the recipient was a related party,

•	Nature and terms of concurrent transactions; and

•	The amount of any compensation or interest expense element.

Also, progressively bridge management’s fair market value determinations to the current estimated EPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters.

Additionally, please provide the disclosures suggested by the AICPA Audit and Accounting Practice—Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company respectfully advises the Staff that, concurrently with the filing of this comment response letter, it is submitting a separate letter to address Staff Comment 52.

Note 10. Earnings Per Share, page F-l 9

53.	Please disclose, and explain to us, how you computed the weighted average common shares outstanding for each period presented. We note that approximately 19.4 million shares were issued and outstanding at December 31, 2004 and June 30, 2005.

In response to the Staff’s comment, the Company has revised its disclosure of how it computed the weighted average common shares outstanding for each period presented. Because the Company operated as a limited liability company from inception to March 31, 2004, the weighted average common share basic computations were based on assumed conversion of LLC units into shares of common stock at the beginning of 2002 based on the conversion ratio from the recapitalization.

In addition, the Company supplementally advises the Staff that the balance sheet reports that 19,403,571 common shares were issued and outstanding at December 31, 2004 and June 30, 2005 as compared to 21,492,857, which is the total number of outstanding shares of common stock at December 31, 2004 and June 30, 2005. The

Securities and Exchange Commission

November 8, 2005

difference of 2,089,286 shares represents the number of shares of redeemable common stock outstanding as of December 31, 2004 and June 30, 2005.

Note 11. Income Taxes, page F-19

54.	Please disclose adjustments of a deferred tax asset or liability as a result of a change in tax status. Please refer to paragraphs 28 and 45(g) of SFAS 109. This comment also applies to Note 6 to the financial statements of ATN on page F-52.

The Company has revised its disclosure on page F-20 to respond to the Staff’s comment.

In addition, the Company supplementally advises the Staff that in accordance with Paragraph 28 of SFAS 109, the Company recognized deferred tax assets and liabilities as of the date of its change in tax status from a non-taxable entity to a taxable entity. As required by Paragraph 28, the income tax effect of recognizing these deferred items is included in income from continuing operations, as follows:

Deferred tax assets recognized on 3/31/04	$445,092
Deferred tax liabilities recognized on 3/31/04	(736,625)

Net Income tax expense resulting from Change in tax status	$(291,533)

The amount is disclosed in paragraph one of the Income Tax footnote (Note 11), and also appears as a line item in the reconciliation of the effective tax rate, as follows:

Net deferred tax liability recorded at 3/31/04	$291,533	4.17%

With regard to ATN’s financial statements (footnote 6 - page F-52), the total deferred tax impact related to the change in tax status was less than $5,000, and deemed to be immaterial for disclosure purposes.

Note 12. Stockholders’ Equity and Members’ Equity, page F-21

Preferred Stock, page F-21

55.	Please expand your disclosure to clarify why the conversion feature of the redeemable preferred stock is considered an embedded derivative under SFAS 133 and explain to us.

The Company has revised its disclosure on page F-22 to respond to the Staff’s comment.

In addition, the Company supplementally advises the Staff that the Company’s Stockholders Agreement dated March 31, 2004, provides the holders of the Series A preferred stock with a right to require the Company to redeem such shares for cash after the seventh anniversary of the issuance of the Series A preferred shares (the “Put Right”). The Company will be required to redeem the Series A preferred stock at a price equal to the greater of (a) its liquidation value plus any accrued but unpaid dividends or (b) the fair value of the common stock into which the Series A preferred stock is convertible.

Securities and Exchange Commission

November 8, 2005

Based on guidance provided by APB 14, the Company concluded that the Put Right is not a freestanding instrument because it is not separately exercisable. That is, an investor is required to surrender its Series A preferred stock upon exercise of the Put Right. Therefore, the Put Right is considered an embedded feature of the Series A preferred stock.

The Company considered paragraph 12 of SFAS No. 133 to determine whether the conversion feature, an embedded derivative instrument, should be separated from the host contract. Paragraph 12 states, in part:

“An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract

b.	The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.”

The following discussion describes the application of paragraph 12 of SFAS No. 133 to the embedded conversion feature of the Series A preferred stock.

Paragraph 12(a) – Clearly & Closely Related

Paragraph 61(k) of SFAS No. 133 interprets the application of paragraph 12(a) to conversion features embedded in debt host contracts and states in part:

“The changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related. Thus, for a debt security that is convertible into a specified number of shares of the debtor’s common stock or another entity’s common stock, the embedded derivative (that is, the conversion option) must be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of this Statement.”

In order to evaluate the “clearly and closely related” criteria in paragraph 12(a), Management first analyzed the nature of the host contract. The company considered the discussions of the Derivatives Implementation Group of the Financial Accounting Standards Board (the “DIG”) at the March 15, 2001 DIG meeting. The DIG members and the FASB staff tentatively concluded that, for an investor in debt or equity securities, the host contract under SFAS No. 133 should be the same as the classification of the security under SFAS No. 115 (see DIG Agenda Item 15-5). Although paragraph 60 of SFAS No. 133 requires an evaluation of the hybrid, the DIG members and certain FASB staff members believed that symmetry between SFAS No. 115 and SFAS No. 133

Securities and Exchange Commission

November 8, 2005

accounting was the most appropriate and consistent method for evaluating instruments with multiple embedded derivatives.”

In Agenda Item 15-5, the DIG addressed only the investor’s identification of the host contract as the EITF may be addressing the issuer’s accounting. However, the company concluded the issuer’s identification should be similar to the investor’s identification.

According to SFAS No. 115, preferred stock redeemable at the option of the holder is considered a debt security. Therefore, the host contract is considered debt-like. Since the embedded conversion feature is indexed to the Company’s common stock, it is equity-like and therefore not considered to be clearly and closely related to the debt-like host contract—as explained in paragraph 61(k) of SFAS No. 133. Therefore, Management has concluded that the criteria in paragraph 12(a) has been met.

Paragraph 12(b) – Hybrid Recognized at Fair Value

Management has concluded that Paragraph 12(b) is met because the Series A preferred stock is not re-measured at fair value with changes in value being reported in earnings. As discussed below, the Series A preferred stock is not subject to SFAS No. 150 because it is not unconditionally redeemable. Therefore, the hybrid instrument would be subject to the guidance in EITF Topic D-98. EITF D-98 requires recognition of the redeemable securities at redemption value. Further, changes in the redemption value are not recognized through earnings under EITF D-98. Therefore, Management has concluded that the criterion in paragraph 12(b) is also met.

Paragraph 12(c) – Paragraph 6 through 11 analysis

In order to meet the criteria in paragraph 12(c) of SFAS No. 133, the conversion feature, if freestanding, would need to meet the three criteria of a derivative instrument provided in paragraph 6 of SFAS No. 133 and not otherwise be excluded from this guidance in paragraphs 10 and 11. The three criteria needed to meet the SFAS No. 133 definition of a derivative instrument are (1) the instrument should have an underlying amount (the price of the Company’s common shares) and a notional amount (the number of common shares); (2) no initial net investment or an initial net investment that is smaller than would be required for other similar contracts (an embedded derivative is considered to have no net initial investment); and (3) the instrument must be net settleable.

The conversion feature has a notional amount and an underlying amount, being the number of common shares and share price, respectively. Also according to paragraph 12(c) of SFAS No. 133 no portion of the investment for the hybrid instrument should be considered an investment for the embedded derivative. Therefore, the second criterion of paragraph 6 (no or small initial net investment) is also met. Lastly, because the holder has the ability to receive the conversion spread in cash through the put right, the conversion feature is net settleable as defined in paragraph 9 of SFAS No. 133. Therefore, Management has concluded that the third criterion of paragraph 6 is also met.

As part of the Company’s analysis of paragraph 12(c) of SFAS No. 133, the Company evaluated whether the conversion feature would qualify for any of the scope exceptions in paragraphs 10 and 11 of SFAS No. 133. The paragraph 11(a) exception is the only relevant exception to the company’s Series A preferred stock. Since the Series A shareholders can require the Company to cash settle the conversion feature (through the put right), the conversion option as a standalone derivative would not be classified in stockholders’ equity in accordance with the requirements of EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and, therefore, does not qualify for the scope exception in paragraph 11 (a) of SFAS No. 133. Accordingly, Management has concluded that the criterion in paragraph 12(c) of SFAS No. 133 is met. Management has concluded that the conversion feature also does not qualify for any of the other scope exceptions noted in paragraph 10 and 11 of SFAS No. 133.

Securities and Exchange Commission

November 8, 2005

Based on the above analysis, Management has concluded that the conversion feature should be bifurcated and accounted for separately as a derivative instrument applying the guidance provided in SFAS No. 133. The subsequent accounting for changes in the fair value of a derivative (i.e., gains and losses) depends on the intended use of the derivative and resulting designation under SFAS 133. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

In terms of measurement, management analyzed paragraph 17 of SFAS No. 133, which states, in part: “an entity shall recognize all of its derivative instruments in its statement of financial position as either assets or liabilities depending on the rights or obligations under the contracts. All derivative instruments shall be measured at fair value.”

The Company did not designate a hedging relationship and, therefore, applied the guidance in paragraph 18(a) of SFAS No. 133, which states, in part: “the gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings.”

The Series A preferred stock has been bifurcated into two instruments:

1)	a fixed interest equity host (classified as mezzanine or temporary equity) ; and

2)	an embedded conversion option (classified as a liability) that provides the investor with the right to receive the increases in the fair value of the underlying common stock beyond the fixed interest component.

The embedded conversion option has been valued using the Black Scholes option pricing model, as the call option value, based on a strike price equal to the note balance. Management engaged independent valuation specialists to assist with the preparation of the call option valuation as of each reporting period.

Unaudited Condensed Consolidated Financial Statements, page F-24

56.	Please revise your interim financial statement disclosures based on the preceding audited financial statement comments, as applicable.

In response to the Staff’s comment, the Company has revised its interim financial statement disclosures in a manner consistent with the Staff’s previous comments. Specifically, the Company has expanded its disclosure in Note 5, Earnings (Loss) Per Common Share note (b) on page F-29 to describe the Company’s calculation of weighted-average common shares—basic, and has expanded its disclosure in Note 9, Stockholders’ Equity on page F-31 to clarify why the conversion feature of the redeemable preferred stock is considered an embedded derivative under SFAS No. 133.

DayHawk Radiology Services. LLC Financial Statements

Notes to Financial Statements

(A) Summary of Significant Accounting Policies, page F-39

57.	Please disclose your revenue recognition policy.

In response to the Staff’s comment, the Company has revised its disclosure on page F-39 to disclose the revenue recognition policy of DayHawk Radiology Services, LLC.

Securities and Exchange Commission

November 8, 2005

NightHawk Radiology Holdings. Inc. and DayHawk Radiology Services. LLC Unaudited Pro Forma Condensed Combined Statement of Income Overview, page F-42

Notes to Unaudited Pro Forma Condensed Combined Statement of Income, page F-44

Note 2: Pro Forma Adjustments, page F-44

58.	Please expand footnote (1) to disclose the amortization period of the intangible assets acquired to clarify how the pro forma amortization adjustment was computed.

The Company has revised the disclosure in accordance with the Staff’s comments.

59.	Please expand footnote (2) to show how the pro forma income tax adjustment was computed.

The Company has revised the disclosure in accordance with the Staff’s comments.

NightHawk Radiology Holdings. Inc and American Teleradiology Nighthawks. Inc. Unaudited Pro Forma Condensed Combined Financial Information Overview. F-55

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page F-59

Note 1: Purchase Price, page F-59

60.	We note in your disclosure that the purchase price is an estimate and includes contingent consideration. Including contingent consideration in the calculation of the total purchase price appears to be based on forecasts and not factually supportable under Article 11 of Regulation S-X. Please revise your pro forma disclosures to remove contingent consideration from the calculation of the total purchase price or advise us. Please revise footnote (1) to disclose the specific terms of the contingent consideration and the potential impact on future earnings.

In response to the Staff’s comment, the Company notes that the financial and operational information disclosed in the Registration Statement as of June 30, 2005 will no longer be effective for purposes of Regulation S-X as of November 12, 2005. In anticipation of this, the Company is in the process of preparing its financial and operational data as of September 30, 2005, which the Company intends to file in a subsequent amendment to the Registration Statement. At that time, the Company will have completed its purchase accounting related to the acquisition of ATN and will present a condensed combined balance sheet as of September 30, 2005 which will reflect the acquisition of ATN. Accordingly, because the Company will not, in accordance with Article 11 of Regulation S-X, be presenting pro forma condensed balance sheet data as part of the Registration Statement, and as discussed between Mr. Paul Cartee, the Company’s General Counsel and Mr. Todd Sherman, the Company hereby respectfully defers its response to Staff Comment 60.

Item 16.	Exhibits and Financial Statement Schedules, page D-3

61.	We note you have not yet filed some of your exhibits. Please be aware we will need time to review the exhibits once they are filed, and we may have comments on them. Any comments we have will need to be resolved prior to effectiveness.

The Company acknowledges that the Staff will need time to review all exhibits once they are filed and that any comments of the Staff must be resolved prior to effectiveness. The Company also calls your attention to the fact

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November 8, 2005

that on October 5, 2005 the Company submitted a request for confidential treatment of certain information contained in Exhibit 10.11. To the extent that the Staff has any comments with respect to the confidential treatment request, the Company would appreciate receiving them at your convenience.

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned, Mark J. Handfelt or Mark A. Callon of this office at (206) 883-2500. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/S/ PATRICK J. SCHULTHEIS
Patrick J. Schultheis

Enclosures

cc (w/encl):	Paul E. Berger, M.D.
Paul E. Cartee, Esq.
NightHawk Radiology Holdings, Inc.

Mark J. Handfelt, Esq.
Mark A. Callon, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas, Esq.
Davis Polk & Wardwell

Securities and Exchange Commission

November 8, 2005

Exhibit A

Directed Share Program Materials

(provided supplementally via paper submission)